Exhibit 99.1

GRAVITY CO., LTD.

Non-Consolidated Financial Statements

As of and For The Years Ended

December 31, 2016 and 2015

GRAVITY CO., LTD.

Index

December 31, 2016 and 2015

Page(s)

Independent Auditor’s Report	1-2

Non-Consolidated Financial Statements

Non-Consolidated Statements of Financial Position	3-4

Non-Consolidated Statements of Profit or loss	5

Non-Consolidated Statements of Changes in Equity	6

Non-Consolidated Statements of Cash Flows	7-8

Notes to Non-Consolidated Financial Statements	9-30

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of GRAVITY CO., LTD.

We have audited the accompanying non-consolidated financial statements of GRAVITY CO., LTD. (the Company), which comprise the non-consolidated statement of financial position as at December 31, 2016 and the non-consolidated statement of profit or loss, non-consolidated statement of changes in equity and non-consolidated statement of cash flows for the year then ended, and notes to the non-consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibilities for the Non-Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit. We conducted our audit in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying non-consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2016, and its financial performance and its cash flows for the year then ended in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea.

1

Other Matters

The non-consolidated financial statements of the Company for the year ended December 31, 2015, were audited by Deloitte Anjin LLC who expressed an unmodified opinion on those statements on March 17, 2016.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, financial performance and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 20, 2017

This report is effective as of March 20, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.

Non-Consolidated Statements of Financial Position

December 31, 2016 and 2015

		(In thousands of Korean won)
	Notes	2016		2015
Assets
Current assets
Cash and cash equivalents	3	~~W~~	13,995,265	~~W~~	22,153,898
Short-term financial instruments	3		21,500,000		11,500,000
Trade receivables, net	4,19		9,490,378		3,641,173
Short-term loan receivables, net	5,19		3,333		2,222
Other receivables, net	19		1,050,725		152,597
Advanced payments, net	19		640,217		9,926
Prepaid income taxes			568,715		637,461
Other current assets	19		1,249,550		666,262

			48,498,183		38,763,539

Non-current assets
Equity-method investments	4		1,698,967		3,458,638
Long-term loan receivables, net	4,5,19		3,333		—
Property and equipment, net	6,7		320,560		353,333
Intangible assets, net	9		132,873		225,643
Leasehold deposits paid	8		920,996		923,243
Other non-current assets	19		601,078		38,390

			3,677,807		4,999,247

Total assets		~~W~~	52,175,990	~~W~~	43,762,786

Liabilities
Current liabilities
Other payables	19,20	~~W~~	8,784,094	~~W~~	1,804,351
Advance receipts			176		98
Withholdings			131,470		112,606
Deferred income			7,295,025		2,179,176
Income tax payable			168,605		119,795

			16,379,370		4,216,026

Non-current liabilities
Long-term deferred income	19		3,466,708		6,530,813
Asset retirement obligations			210,290		210,290
Leasehold deposits received	19,20		120,535		120,535

			3,797,533		6,861,638

Total liabilities		~~W~~	20,176,903	~~W~~	11,077,664

(Continued)

GRAVITY CO., LTD.

Non-Consolidated Statements of Financial Position

December 31, 2016 and 2015

		(In thousands of Korean won)
	Notes	2016		2015
Equity
Share capital	1,13
Common shares		~~W~~	3,474,450	~~W~~	3,474,450
Capital Surplus
Paid-in capital in excess of par value	14		26,079,530		41,805,638
Other capital surplus			2,125,136		2,125,136
Accumulated other comprehensive income
Accumulated other comprehensive income of equity method investment	4,16		1,180,434		1,180,434
Accumulated other comprehensive loss of equity method investment	4,16		(148,941)		(174,428)
Cumulative effect of foreign currency translation	16		25,077		—
Accumulated deficit
Undisposed accumulated deficit	14		(736,599)		(15,726,108)

Total equity			31,999,087		32,685,122

Total liabilities and equity		~~W~~	52,175,990	~~W~~	43,762,786

The above non-consolidated statements of financial position should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Non-Consolidated Statements of Profit or Loss

Years Ended December 31, 2016 and 2015

		(in thousands of Korean won, except per share amounts)
	Notes	2016		2015
Revenues	11,19	~~W~~	34,960,528	~~W~~	16,282,357
Cost of revenues	6,8,9,10, 15,19		14,054,532		13,707,529

Gross profit			20,905,996		2,574,828
Selling and administrative expenses	15,19		15,216,503		11,286,336

Operating income (loss)			5,689,493		(8,711,508)

Non-operating income
Interest income	19		630,260		718,659
Gain on foreign currency translation			254,214		139,523
Gain on foreign currency transactions			810,880		402,789
Gain on disposal of equity-method investments	4		—		624,044
Gain on disposal of property, plant and equipment			1,385		6,529
Gain on disposal of intangible asset			1,086		—
Others			293,862		349,304

			1,991,687		2,240,848

Non-operating expenses
Loss on foreign currency translation			747,889		186,390
Loss on foreign currency transactions			841,804		128,900
Loss on valuation of equity method investment	4		3,600,121		3,008,606
Loss on impairment of intangible assets	9		4,784		4,638,955
Others			3,277		27,773

			5,197,875		7,990,624

Income (Loss) before income tax expense			2,483,305		(14,461,284)
Income tax expense	12		3,219,904		1,264,824

Net loss		~~W~~	(736,599)	~~W~~	(15,726,108)

Loss per share (in Korean won)
Basic loss per share	17	~~W~~	(106)	~~W~~	(2,263)

The above non-consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Non-Consolidated Statements of Change in Equity

Years Ended December 31, 2016 and 2015

	Notes	Share capital		Share premium		Accumulated other comprehensive income and expenses		Retained earnings (Accumulated deficit)		Total
(in thousands of Korean won)

Balance at January 1, 2015		~~W~~	3,474,450	~~W~~	63,960,607	~~W~~	1,333,553	~~W~~	(20,029,833)	~~W~~	48,738,777
Net loss			—		—		—		(15,726,108)		(15,726,108)
Disposition of deficit with capital surplus	14				(20,029,833)		—		20,029,833		—
Changes in equity-method investee with accumulated other comprehensive income	4,16		—		—		(622,307)		—		(622,307)
Changes in equity-method investee with accumulated other comprehensive expense	4,16		—		—		294,760		—		294,760

Balance at December 31, 2015		~~W~~	3,474,450	~~W~~	43,930,774	~~W~~	1,006,006	~~W~~	(15,726,108)	~~W~~	32,685,122

Balance at January 1, 2016		~~W~~	3,474,450	~~W~~	43,930,774	~~W~~	1,006,006	~~W~~	(15,726,108)	~~W~~	32,685,122
Net loss			—		—		—		(736,599)		(736,599)
Disposition of deficit with capital surplus	14		—		(15,726,108)		—		15,726,108		—
Changes in equity-method investee with accumulated other comprehensive expense	4,16		—		—		25,487		—		25,487
Changes in cumulative effect of foreign currency translation	16		—		—		25,077		—		25,077
Balance at December 31, 2016		~~W~~	3,474,450	~~W~~	28,204,666	~~W~~	1,056,570	~~W~~	(736,599)	~~W~~	31,999,087

The above non-consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Non-Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

		(in thousands of Korean won)
	Notes	2016		2015
Cash flows from operating activities
Net loss		~~W~~	(736,599)	~~W~~	(15,726,108)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation			146,806		256,604
Amortization of intangible assets			89,736		4,144,304
Reversal of bad debt expenses			(40,338)		(84,557)
Loss on foreign currency translation			675,547		17,003
Loss on valuation of equity-method investments			3,600,121		3,008,606
Loss on impairment of intangible assets			4,784		4,638,955
Gain on foreign currency translation			(244,402)		(137,890)
Gain on valuation of equity-method investments			—		(624,044)
Gain on disposal of property, plant and equipment			(1,385)		(6,529)
Gain on disposal of intangible asset			(1,086)		—

			4,229,783		11,212,452

Changes in operating assets and liabilities:
Increase in trade receivables			(6,320,855)		(1,568,321)
Decrease (increase) in other receivables			(796,664)		392,318
Decrease (increase) in accrued income			(146,011)		69,922
Decrease (increase)in advanced payments			(659,717)		1,888
Increase in prepaid expenses			(363,039)		(28,292)
Decrease in prepaid income taxes			68,746		58,453
Decrease (increase) in long-term prepaid expenses			(621,826)		181,770
Increase in other payables			1,605,680		122,379
Increase in withholdings			18,864		2,699
Increase (decrease) in deferred income			5,556,809		(1,070,675)
Increase in income tax payable			48,810		7,053
Increase in long-term deferred income			1,194,235		2,192,513
Increase in leasehold deposits received			—		2,735
Increase in advanced receipts			78		32
Increase in other non-current asset			(10,021)		—

			(424,911)		364,474
Net cash inflow (outflow) from operating activities		~~W~~	3,068,273	~~W~~	(4,149,182)

(Continued)

GRAVITY CO., LTD.

Non-Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

		(in thousands of Korean won)
	Notes	2016		2015
Cash flows from investing activities
Decrease in short-term investments		~~W~~	43,000,000	~~W~~	52,000,000
Collection of short-term loan receivables			5,556		6,667
Disposal of property and equipment			1,385		6,633
Disposal of software			8,511		—
Decrease in leasehold deposits paid			2,247		—
Increase in short-term investments			(53,000,000)		(49,000,000)
Increase in short-term loan receivables			—		(328,110)
Increase in long-term loan receivables			(1,170,820)		(230,050)
Acquisition of property and equipment			(97,966)		(135,119)
Acquisition of software			(539)		(96,450)
Increase in leasehold deposits paid			—		(15,695)

Net cash inflow (outflow) investing activities		~~W~~	(11,251,626)	~~W~~	2,207,876

Cash flows from financing activities
Net cash inflow (outflow) from financing activities			—		—

Changes in cash and cash equivalents due to foreign currency translation			24,720		—

Net decrease in cash and cash equivalents			(8,158,633)		(1,941,306)

Cash and cash equivalents at the beginning of year			22,153,898		24,095,204

Cash and cash equivalents at the end of year		~~W~~	13,995,265	~~W~~	22,153,898

The above statements of cash flows should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2016 and 2015

1.	General Information

GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Company’s headquarters is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. On November 17, 2016, the Company has established a Gravity Taiwan Branch in Taipei City, Taiwan. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally over the 80 markets through two subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. The Company also has 85.50% ownership of Gravity Games Corp., the developer of “Dragonica”, a massive multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of ordinary shares by means of American Depositary Shares.

The Company started with total paid-in capital amount of ~~W~~500,000 thousand, and as at December 31, 2016, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as at December 31, 2016, are as follows:

Shareholder	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31%
Others	2,827,163	40.69%

	6,948,900	100.00%

2.	Significant Accounting Polices

The principal accounting policies applied in the preparation of these non-consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying non-consolidated financial statements.

2.2 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of profits or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(c) Translations to presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

2.3 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs which are subject to an insignificant risk of changes in value.

2.4 Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity-method of accounting. Trading securities are classified as short-term investments while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as short-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, equity instruments that do not have a quoted price in an active market, classified as available-for sale securities, are measured at cost if their fair value cannot be measured reliably.

Gains and losses arising from valuation of trading securities are recognized in income or loss and gains and losses from valuation of available-for-sale securities are recognized in accumulated other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to income or loss.

An impairment loss is recognized for the amount by which debt securities’ amortized cost or equity securities’ acquisition cost exceed its estimated recoverable amount from the securities. The Company assesses at the end of each reporting period whether there is an objective evidence for impairment. If there is an objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment loss is recognized in income and loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss of held-to-maturity securities and available-for-sale securities measured at cost is recognized in income or loss. If the impairment loss did not previously recognized, the book amount cannot exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded as of the reversal date. The reversal for available-for-sale securities measured at fair value is recognized in the income only to the extent of the amount recognized as impairment loss.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book amount does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

2.5 Allowance for Doubtful Accounts

The Company recognizes allowance for doubtful accounts for uncollectible trade receivables based on a reasonable and objective standard. When an allowance for uncollectible trade receivables is established or increased based on revised estimates, bad debt expense is charged (debited). Bad debts expense for trade receivables from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

2.6 Equity-method Investments

The Company reflects any changes in the book amount of its equity-method investments on which it has significant influence after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book amount of the investee in current operations as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book amount of the investee. Changes in the Company’s proportionate ownership in the book amount of the investee due to major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Company’s financial statements. All other changes in equity are accounted for under accumulated other comprehensive income (share of other comprehensive income of the equity-method investments). The dividends paid by the investee to the Company are directly deducted from the Company’s equity method investments at the moment the dividend is declared. If an investee uses accounting policies other than those of the Company for like transaction and events in similar circumstances, adjustments should be made to make the investee’s accounting policies conform to those of the Company when the investee’s financial statements are used by the Company in applying the equity method, except when the accounting policies do not conform because the Company or its investee applies the KAS-NPEs No. 31 Special Accounting for Small and Medium-sized Companies or an investee prepares its financial statements in accordance with Korean IFRS.

In case the investee is also a subsidiary of the Company, the net income and net assets in the non-consolidated financial statements of the investor are equal to the net income and net assets at proportionate share of the investor in the consolidated financial statements, except when the investor discontinue using the equity method because an investment account is reduced to zero.

2.7 Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property, plant and equipment are stated at acquisition cost less accumulated depreciation and impairment. Depreciation is calculated over estimated useful lives and depreciation method as follows:

	Estimated Useful Lives	Depreciation Method
Computer and other equipment	4 years	Straight-line method
Furniture and fixture	4 years	Straight-line method
Leasehold Improvements	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.8 Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of profits or loss on a straight-line basis over the period of the lease.

2.9 Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated at cost less accumulated amortization and impairment. Amortization is calculated over estimated useful lives and depreciation method as follows:

	Estimated Useful Lives	Amortization Method
Development costs	2 ~ 5 years	Straight-line method
Software	3 years	Straight-line method
Other intangible assets	2 ~ 10 years	Straight-line method

Development costs of new product and technology are recognized when the criteria; such as, individually identifiable, technically feasible and generate probable future economic benefits, are met. Amortization of development costs begins when the related product or technology are available for sale or use, over 2 to 5 years using straight-line method.

In addition, costs for exclusive rights to distribute online games which are being developed with probable future benefits are capitalized as other intangible assets. Such intangible assets are amortized on a straight-line basis over the term of the agreement from the point of commercialization.

2.10 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

2.11 Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Provisions are measured at the present value of the expenditures expected to be settled using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. The discount rate used is the original discount rate assuming that the discount rate does not change.

2.12 Income Tax and Deferred Income Tax

Income tax expense (benefit) includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the equity are directly reflected in the equity.

2.13 Employee Benefits

(a) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses

(b) Annual paid leave obligations

The Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave. The Company promotes the use of annual paid leave and has no obligation to compensate the employee for unused leave in accordance with the Labor Standard Act.

2.14 Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage. The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guarantee minimum royalty payments. The prepaid license fee revenues are deferred and recognized on a straight-line method over the license period. The guarantee minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion at the proportion that services performed to date.

Interest income is recognized using the effective interest method. When receivables are impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

2.15 Measurement of Financial Assets and Financial Liabilities

(a) Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price (i.e. the fair value of the consideration paid for financial assets and received for financial liabilities) is treated as fair value. In addition, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at fair value.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when designated as a hedging instrument in a cash flow hedge accounting) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Company’s credit rating.

(b) Subsequent measurement

Financial assets and financial liabilities other than securities (note 2.4), derivatives, and financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method of trading securities (note 2.4).

2.16 Foreign currency translations of foreign subsidiaries under equity-method and foreign branch

The Company translates assets and liabilities of foreign subsidiaries under equity-method and foreign branch at closing rate at the end of the reporting period, equity at exchange rate prevailing on the date of transaction, and income and expenses at average exchange rate of foreign subsidiaries under equity-method of accounting. Gains and losses arising from such translations are recognized in other comprehensive income and expense. When the foreign subsidiaries under equity-method of accounting and foreign branch are sold or liquidated, exchange differences recognized in other comprehensive income or expenses are recognized in the statement of profit or loss.

3.	Cash and Cash Equivalents and Short-term Investments

As at December 31, 2016 and 2015, there are no restrictions for use of time deposits.

4.	Equity-method Investments

Equity-method investments as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
		2016
Investee	Percentage of ownership (%)	Acquisition cost		Net asset value		Book amount
Gravity Interactive, lnc.	100.00%	~~W~~	4,636,784	~~W~~	(8,268,170)	~~W~~	—
Gravity Entertainment Corp.	100.00%		1,763,994		400,160		400,160
NeoCyon, Inc.	96.11%		7,715,763		1,298,807		1,298,807
Gravity Games Corp.	85.50%		12,488,520		(853,873)		—

		~~W~~	26,605,061	~~W~~	(7,423,076)	~~W~~	1,698,967

(in thousands of Korean won)
		2015
Investee	Percentage of ownership (%)	Acquisition cost		Net asset value		Book amount
Gravity Interactive, lnc.	100.00%	~~W~~	4,636,784	~~W~~	(6,926,151)	~~W~~	—
Gravity Entertainment Corp.	100.00%		1,763,994		379,978		379,978
NeoCyon, Inc.	96.11%		7,715,763		3,078,660		3,078,660
Gravity Games Corp.	85.50%		12,488,520		(856,901)		—

		~~W~~	26,605,061	~~W~~	(4,324,414)	~~W~~	3,458,638

There are no differences between the acquisition cost and the Company’s share of the net fair value of the equity-method investee’s identifiable asset and liability as at December 31, 2016 and 2015.

As at December 31, 2016 and 2015 there is no unrealized gain or loss arising from inter-company transactions with the equity-method investees.

Changes in equity-method investments for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
Investees	Beginning Balance		Acquisition (Disposition)		Valuation Gain (Loss)		Others(*3)		Ending Balance
Gravity Interactive, lnc.(*1)	~~W~~	—	~~W~~	—	~~W~~	(1,814,963)	~~W~~	1,814,963	~~W~~	—
Gravity Entertainment Corp.		379,978		—		(5,305)		25,487		400,160
NeoCyon, Inc.		3,078,660		—		(1,779,853)		—		1,298,807
Gravity Games Corp.(*2)		—		—		—		—		—

	~~W~~	3,458,638	~~W~~	—	~~W~~	(3,600,121)	~~W~~	1,840,450	~~W~~	1,698,967

(*1)	Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. The Company recognized additional valuation loss on equity-method investment of ~~W~~1,814,963 thousand for the year ended December 31, 2016, which resulted from recognition of allowance for doubtful accounts in trade receivables (~~W~~654,143 thousand) and loan receivables (~~W~~1,160,820 thousand) to Gravity Interactive, Inc. The amount of unrecognized changes in equity due to discontinuance of equity method of accounting as at December 31, 2016 is ~~W~~2,518,735 thousand.
(*2)	As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book amount, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity due to discontinuance of equity method of accounting as at December 31, 2016 is ~~W~~853,873 thousand.
(*3)	Others include of changes in accumulated other comprehensive income (expenses) of equity-method investments.

(in thousands of Korean won)
	2015
Investees	Beginning Balance		Acquisition (Disposition)		Valuation Gain (Loss)		Others(*4)		Ending Balance
Gravity Interactive, lnc.(*1)	~~W~~	—	~~W~~	—	~~W~~	(1,257,698)	~~W~~	1,257,698	~~W~~	—
Gravity Entertainment Corp.		374,034		—		(14,557)		20,501		379,978
Gravity Middle East&Africa FZ-LLC.(*2)		1,276,603		(926,257)		(2,298)		(348,048)		—
NeoCyon, Inc.		4,812,713		—		(1,734,053)		—		3,078,660
Gravity Games Corp.(*3)		—		—		—		—		—

	~~W~~	6,463,350	~~W~~	(926,257)	~~W~~	(3,008,606)	~~W~~	930,151	~~W~~	3,458,638

(*1)	Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. The Company recognized additional valuation loss on equity-method investment of ~~W~~1,257,698 thousand for the year ended December 31, 2015, which resulted from recognition of allowance for doubtful accounts in trade receivables and loan receivables to Gravity Interactive, Inc. The amount of unrecognized changes in equity due to discontinuance of equity method of accounting as at December 31, 2015 is ~~W~~2,991,680 thousand.
(*2)	As the Gravity Middle East&Africa FZ-LLC was liquidated in the year ended December 31, 2015, the Company recognized the gain on the disposal of equity-method investment of ~~W~~624,044 thousand.
(*3)	As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book amount, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to suspension of equity-method accounting, amount of unrecognized changes in equity as at December 31, 2015 is ~~W~~856,901 thousand.
(*4)	Others include changes in accumulated other comprehensive income (expense) of equity-method investments.

Changes in accumulated other comprehensive income and expense of equity-method investments for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
Investee	Beginning Balance		Increase		Decrease		Ending Balance
Gravity Interactive, lnc.	~~W~~	1,180,434	~~W~~	—	~~W~~	—	~~W~~	1,180,434
Gravity Entertainment Corp.		(174,428)		25,487		—		(148,941)

		1,006,006		25,487		—		1,031,493

Deferred income tax charged directly to equity		—		—		—		—

	~~W~~	1,006,006	~~W~~	25,487	~~W~~	—	~~W~~	1,031,493

(in thousands of Korean won)
	2015
Investee	Beginning Balance		Increase		Decrease		Ending Balance
Gravity Interactive, lnc.	~~W~~	1,180,434	~~W~~	—	~~W~~	—	~~W~~	1,180,434
Gravity Entertainment Corp.		(194,929)		20,501		—		(174,428)
Gravity Middle East&Africa FZ-LLC		348,049		50,003		398,052		—

		1,333,554		70,504		398,052		1,006,006

Deferred income tax charged directly to equity		—		—		—		—

	~~W~~	1,333,554	~~W~~	70,504	~~W~~	398,052	~~W~~	1,006,006

Except for NeoCyon, Inc., the unaudited financial statements of the Company’s equity-method investees for the years ended December 31, 2016 and 2015 were used in the valuation of these equity-method investments. The Company has concluded that any differences, which may arise from the unaudited or unreviewed financial statements and audited or reviewed financial statements later, would not be material.

Summary of financial information of equity-method investees as at and for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
Investee	Assets		Liabilities		Revenue		Net Income (Loss)
Gravity Interactive, lnc.	~~W~~	697,937	~~W~~	8,966,107	~~W~~	4,056,401	~~W~~	(1,081,580)
Gravity Entertainment Corp.		403,995		3,835		1,104		(5,305)
NeoCyon, Inc.		6,022,413		4,671,038		15,255,006		(1,851,891)
Gravity Games Corp.		3,355,645		4,354,346		141,203		3,542

(in thousands of Korean won)
	2015
Investee	Assets		Liabilities		Revenue		Net Income (Loss)
Gravity Interactive, lnc.	~~W~~	685,890	~~W~~	7,612,041	~~W~~	2,928,353	~~W~~	(2,114,403)
Gravity Entertainment Corp.		382,971		2,993		14		(14,557)
NeoCyon, Inc.		5,260,200		2,056,934		18,088,129		(1,804,239)
Gravity Games Corp.		3,281,485		4,283,728		27,756		(212,504)

5.	Short-term and Long-term Loan Receivables

Short-term and long-term loan receivables of the Company as at December 31, 2016 and 2015 consist of the following:

(in thousands of Korean won)
	Annual Interest Rate (%)	2016		2015
Loans for employee housing	2.0~3.0	~~W~~	6,667	~~W~~	2,222
Loans for Naru entertainment, Co., Ltd.(*1)	8.0		1,200,000		1,200,000
Loans for Gravity Interactive, Inc.(*2)	4.0		3,542,120		2,381,300
Loans for Gravity Games Corp.(*3)	6.9		1,972,000		1,972,000

Total			6,720,787		5,555,522
Less: short-term portion (maturity of less than a year)			(3,333)		(2,222)

Long-term loan receivables		~~W~~	6,717,454	~~W~~	5,553,300
Less: allowance for doubtful accounts(*1, *2)			(6,714,120)		(5,553,300)

(*1)	In 2012, with respect to loan receivables from Naru Entertainment Co., Ltd., the estimated recoverable amount is less than the carrying value of the receivable. The Company recognized the difference as other bad debt expense.
(*2)	Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. To recognize additional valuation loss on equity-method investment, the Company provided full allowance for bad debts of the loan receivables in amount of ~~W~~3,542,120 thousand as at December 31, 2016. The Company recognized bad debts expense of ~~W~~1,160,820 thousand as part of the loss on valuation of equity-method investment of ~~W~~1,814,963 thousand in 2016 (Refer to Note 4).
(*3)	The intellectual property rights and shares of Gravity Games Corp. held by the former CEO of Gravity Games Corp. are provided to the Company as collaterals for the loan receivables from the Gravity Games Corp.

6.	Property and Equipment

Details of property and equipment as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
	Cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Computer and other equipment	~~W~~	4,288,608	~~W~~	(4,132,871)	~~W~~	—	~~W~~	155,737
Furniture and fixtures		633,990		(612,587)		—		21,403
Leasehold improvement		1,005,679		(862,259)		—		143,420

	~~W~~	5,928,277	~~W~~	(5,607,717)	~~W~~	—	~~W~~	320,560

(in thousands of Korean won)
	2015
	Cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Computer and other equipment	~~W~~	5,567,224	~~W~~	(5,381,653)	~~W~~	—	~~W~~	185,571
Furniture and fixtures		619,614		(609,411)		—		10,203
Leasehold improvement		963,697		(806,138)		—		157,559

	~~W~~	7,150,535	~~W~~	(6,797,202)	~~W~~	—	~~W~~	353,333

Changes in the carrying value of property and equipment for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
	Beginning balance		Additions		Disposals		Depreciation		Others(*)		Ending balance
Computer and other equipment	~~W~~	185,571	~~W~~	54,393	~~W~~	—	~~W~~	(84,561)	~~W~~	334	~~W~~	155,737
Furniture and fixtures		10,203		17,303		—		(6,153)		50		21,403
Leasehold improvement		157,559		41,982		—		(56,092)		(29)		143,420

	~~W~~	353,333	~~W~~	113,678	~~W~~	—	~~W~~	(146,806)	~~W~~	355	~~W~~	320,560

(*)	Others are changes in foreign currency exchange rate of Gravity Taiwan Branch.

(in thousands of Korean won)
	2015
	Beginning balance		Additions		Disposals		Depreciation		Ending balance
Computer and other equipment	~~W~~	247,981	~~W~~	133,367	~~W~~	(104)	~~W~~	(195,673)	~~W~~	185,571
Furniture and fixtures		14,951		1,751		—		(6,499)		10,203
Leasehold improvement		211,991		—		—		(54,432)		157,559

	~~W~~	474,923	~~W~~	135,118	~~W~~	(104)	~~W~~	(256,604)	~~W~~	353,333

The depreciation expenses of property and equipment for the years ended December 31, 2016 and 2015 are charged to the following accounts:

(in thousands of Korean won)
	2016		2015
Cost of revenues	~~W~~	60,999	~~W~~	125,770
Selling and administrative expenses		85,183		114,680
Research and development expenses		624		16,154

	~~W~~	146,806	~~W~~	256,604

7.	Insurance

Property and equipment covered by insurance policies as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
Type of Insurance	Property	Amount Insured				Insurance company
		2016		2015
Fire Insurance	Buildings (leased)	~~W~~	4,136,433	~~W~~	4,136,433	Heungkuk Fire & Marine Insurance Co., Ltd.
General Insurance	Equipment, furniture and fixtures		153,695		339,956	Heungkuk Fire & Marine Insurance Co., Ltd.

All vehicles, not included in the table above, are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with MERITZ Marine & Fire Insurance Co., Ltd.

Type of Insurance	Amount Insured		Annual premium		Insurance company.
Group Injury Insurance	~~W~~	27,996,875	~~W~~	18,249	Meritz Fire & Marine Insurance Co, Ltd.

In addition, the Company carries directors’ and officers’ liability insurance with indemnities of USD $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

8.	Operating Lease

The Company entered into leasehold agreements with National IT Industry Promotion Agency, SH Corp., Meritz capital Co., Ltd. and Fast DCC. Rental expenses incurred under these operating leases were ~~W~~904,644 thousand, ~~W~~2,904 thousand, ~~W~~6,434 thousand and ~~W~~7,014 thousand as at December 31, 2016, respectively.

Future leasehold payments under operating lease as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016		2015
Less than one year	~~W~~	1,569,637	~~W~~	1,357,110
One year to three years		1,541,450		6,320

	~~W~~	3,111,087	~~W~~	1,363,430

The term of leasehold agreement with National IT Industry Promotion Agency is until December 31, 2018. The term of leasehold agreement with SH Corp. is until December 1, 2017, the term of leasehold agreement of Gravity Taiwan Branch is until October 14, 2017, the term of leasehold agreement of vehicle with Meritz capital Co., Ltd. is until August 6, 2020 and March 31, 2019 with Fast DCC.

Leasehold payments recognized in statement of profit or loss for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016		2015
Lease payments	~~W~~	1,568,653	~~W~~	1,402,796

9.	Intangible Assets

Details of intangible assets as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
	Cost	Accumulated amortization	Accumulated impairment losses	Book amount
Development Cost	28,984,528	(23,958,900)	(5,025,628)	—
Software	9,249,275	(9,205,368)	—	43,907
Others	4,015,440	(1,359,751)	(2,566,723)	88,966

	42,249,243	(34,524,019)	(7,592,351)	132,873

(in thousands of Korean won)
	2015
	Cost	Accumulated amortization	Accumulated impairment losses	Book amount
Development Cost	28,984,528	(23,958,900)	(5,025,628)	—
Software	9,261,419	(9,144,502)	—	116,917
Others	4,006,805	(1,336,141)	(2,561,938)	108,726

	42,252,752	(34,439,543)	(7,587,566)	225,643

Changes in the carrying value of intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
	Beginning Balance		Additions		Disposal		Amortization		Impairment (*1)		Ending balance
Software	~~W~~	116,917	~~W~~	539	~~W~~	(7,424)	~~W~~	(66,125)	~~W~~	—	~~W~~	43,907
Others		108,726		8,635		—		(23,611)		(4,784)		88,966

	~~W~~	225,643	~~W~~	9,174	~~W~~	(7,424)	~~W~~	(89,736)	~~W~~	(4,784)	~~W~~	132,873

(*1)	When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence and other, the difference is recognized as an impairment loss.

(in thousands of Korean won)
	2015
	Beginning Balance		Additions		Transfer		Amortization		Impairment (*1)		Ending balance
Development Cost	~~W~~	8,552,983	~~W~~	—	~~W~~	—	~~W~~	(3,947,530)	~~W~~	(4,605,453)	~~W~~	—
Software		187,241		96,450		—		(166,774)		—		116,917
Others		166,286		—		5,942		(30,000)		(33,502)		108,726

	~~W~~	8,906,510	~~W~~	96,450	~~W~~	5,942	~~W~~	(4,144,304)	~~W~~	(4,638,955)	~~W~~	225,643

The amortization expenses of intangible assets for the years ended December 31, 2016 and 2015 are charged to the following accounts:

(in thousands of Korean won)
	2016		2015
Cost of revenues	~~W~~	42,745	~~W~~	4,045,189
Selling and administrative expenses		46,991		74,722
Research and development expenses		—		24,393

	~~W~~	89,736	~~W~~	4,144,304

The Company recognized research and development costs amounting to ~~W~~2,096,507 thousand and ~~W~~3,073,670 thousand as selling and administrative expenses in 2016 and 2015, respectively.

10.	Employee Benefit

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2016 and 2015 amounted to ~~W~~1,099,789 thousand and ~~W~~827,267 thousand, respectively.

11.	Commitments

The Company has provided exclusive license agreement with foreign licensees, such as the foreign subsidiaries, GungHo Entertainment, Inc., Electronics Extreme Ltd., and Level up! Interactive S.A., etc., to distribute and sell online games and receives ranging from 20% to 40% of each licensee’s revenues as royalties.

In March 2016, Gravity and Shanghai The Dream Network Technology Co., Ltd. amended the agreement to grant them an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games for 5 years.

As at December 31, 2016, the Company has contracts with Gravity Interactive, Inc. and NeoCyon, Inc. for the exclusive rights of publishing and distributing online games and for the exclusive rights of developing, publishing and distributing mobile games, respectively.

12.	Deferred Income Taxes

Income tax expenses for the years ended December 31, 2016 and 2015 consist of the followings:

(in thousands of Korean won)
	2016		2015
Current income tax	~~W~~	3,219,904	~~W~~	1,264,824

Income tax expenses	~~W~~	3,219,904	~~W~~	1,264,824

Reconciliation between income (loss) before income tax expense and income tax expense for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016		2015
Income (loss) before income tax expense (A)	~~W~~	2,483,305	~~W~~	(14,461,284)

Income tax based on statutory rates		502,887		(3,181,482)
Adjustments :
Non-deductible expenses		32,205		(37,428)
Foreign withholding tax		3,150,293		991,768
Changes in valuation allowances		(486,947)		3,491,966
Others (differences in tax rates, etc.)		21,466		—

Income tax expenses (B)	~~W~~	3,219,904	~~W~~	1,264,824

Effective tax rates (B/A)		130%		(*1)

(*1)	Because of net loss before tax, effective tax rates are not calculated.

Changes in the temporary differences and related deferred tax assets and liabilities for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
	Temporary differences						Deferred tax assets (liabilities)
	Beginning		Change		Ending		Beginning		Ending
Accrued income	~~W~~	(93,717)	~~W~~	(58,508)	~~W~~	(152,225)	~~W~~	(20,618)	~~W~~	(33,490)
Foreign tax paid		(58,458)		(728)		(59,186)		(12,861)		(13,021)
Property and equipment		131,403		(90,318)		41,085		28,909		9,039
Intangible assets		5,385,752		(4,557,333)		828,419		1,184,865		182,252
Equity-method investments		27,715,208		3,574,634		31,289,842		6,097,346		6,883,765
Long-term prepaid expenses		335,982		164,442		500,424		73,916		110,093
Other payables		798,645		354,446		1,153,091		175,702		253,680
Gain (loss) on foreign currency translation		(461)		—		(461)		(101)		(101)
Deferred income		603,010		175,266		778,276		132,662		171,221
Allowance for doubtable accounts		5,194,793		(131,871)		5,062,922		1,142,854		1,113,843
Asset retirement obligations		108,207		35,000		143,207		23,805		31,505

	~~W~~	40,120,364	~~W~~	(534,970)	~~W~~	39,585,394	~~W~~	8,826,479	~~W~~	8,708,786

Tax loss carryforwards		32,470,908		(1,678,425)		30,792,483		7,143,600		6,774,346
Tax credit carryforwards		10,957,450		(349,601)		10,607,849		10,957,450		10,607,849
Valuation allowance(*1)								(26,927,529)		(26,090,981)

							~~W~~	—	~~W~~	—

(*1)	To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As at December 31, 2016, the Company has not recognized deferred income tax assets related to temporary differences, tax loss carryforwards and tax credit carry forwards which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

(in thousands of Korean won)
	2015
	Temporary differences						Deferred tax assets (liabilities)
	Beginning		Change		Ending		Beginning		Ending
Accrued income	~~W~~	(152,206)	~~W~~	58,489	~~W~~	(93,717)	~~W~~	(33,485)	~~W~~	(20,618)
Foreign tax paid		—		(58,458)		(58,458)		—		(12,861)
Property and equipment		256,559		(125,156)		131,403		56,443		28,909
Intangible assets		1,303,379		4,082,373		5,385,752		286,743		1,184,865
Equity-method investments		25,432,438		2,282,770		27,715,208		5,595,136		6,097,346
Long-term prepaid expenses		—		335,982		335,982		—		73,916
Other payables		825,488		(26,843)		798,645		181,607		175,702
Gain (loss) on foreign currency translation		8,771		(9,232)		(461)		1,930		(101)
Deferred income		910,058		(307,048)		603,010		200,213		132,662
Allowance for doubtable accounts		5,297,819		(103,026)		5,194,793		1,165,520		1,142,854
Asset retirement obligations		73,207		35,000		108,207		16,105		23,805

	~~W~~	33,955,513	~~W~~	6,164,851	~~W~~	40,120,364	~~W~~	7,470,212	~~W~~	8,826,479

Tax loss carryforwards		22,763,185		9,707,723		32,470,908		5,007,901		7,143,600
Tax credit carryforwards		14,668,705		(3,711,255)		10,957,450		14,668,705		10,957,450
Valuation allowance(*1)								(27,146,818)		(26,927,529)

							~~W~~	—	~~W~~	—

(*1)	To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As at December 31, 2015, the Company has not recognized deferred income tax assets related to temporary differences, tax loss carryforwards and tax credit carry forwards which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

Details of temporary differences, tax loss carryforwards and tax credit carry forwards not recognized as deferred tax assets as at December 31, 2016, are as follows:

(in thousands of Korean won)
Year of expiration	Temporary differences		Tax losses		Tax credits
2017		—		—		3,583,197
2018		—		—		2,868,365
2019		—		—		457,941
2020		—		—		345,144
2021		—		—		3,353,202
2021 ~		39,585,394		30,792,483		—

	~~W~~	39,585,394	~~W~~	30,792,483	~~W~~	10,607,849

The gross balances of deferred tax assets and liabilities as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016				2015
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Current	~~W~~	46,612	~~W~~	(46,612)	~~W~~	33,580	~~W~~	(33,580)

13.	Share Capital

The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share. As at December 31, 2016, the Company has issued 6,948,900 ordinary shares.

In registered form, the Company is authorized to issue up to 2 million non-voting preferred shares and there are no non-voting preferred shares outstanding as at December 31, 2016.

There has been no change in the total number of ordinary shares for the years ended December 31, 2016 and 2015.

14.	Statement of Disposition of Accumulated Deficit

The disposition of accumulated deficit for the year ended December 31, 2016, is expected to be disposed at the shareholders’ meeting on March 30, 2017. The disposition date for the year ended December 31, 2015, was March 25, 2016.

Statements of disposition of accumulated deficit for the years ended December 31, 2016 and 2015 are as follows:

(in Korean won)
	2016		2015
Accumulated deficit before disposition
Unappropriated deficit carried out over from prior year	~~W~~	—	~~W~~	—
Net loss		(736,599,294)		(15,726,107,896)

		(736,599,294)		(15,726,107,896)

Disposition of accumulated deficit with capital surplus		736,599,294		15,726,107,896

Undisposed accumulated deficit carried forward to subsequent year	~~W~~	—	~~W~~	—

15.	Value Added Information

Value added information for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016		2015
Salaries	~~W~~	8,717,636	~~W~~	10,058,992
Severance benefit expenses		1,128,136		827,267
Employee benefits		867,620		1,019,196
Rent		1,568,653		1,402,796
Depreciation		146,806		256,604
Amortization		89,736		4,144,304
Taxes and dues		489,392		568,375

16.	Statement of Comprehensive Income

Comprehensive income for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016		2015
Net loss	~~W~~	(736,599)	~~W~~	(15,726,108)
Other comprehensive expense
Accumulated other comprehensive income of equity-method investments (net of tax of nil in 2016, 2015)		—		(622,307)
Accumulated other comprehensive loss of equity-method investments		25,487		294,760
Gain from foreign currency translation of foreign operation		25,077		—

Comprehensive loss	~~W~~	(686,035)	~~W~~	(16,053,655)

17.	Loss per Share

The loss per share is calculation of net loss per common share. The loss per share calculations for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won, except for per share data)
	2016		2015
Net loss	~~W~~	(736,599)	~~W~~	(15,726,108)
Weighted average number of ordinary shares outstanding (in shares)		6,948,900		6,948,900

Basic loss per share (in Korean won)	~~W~~	(106)	~~W~~	(2,263)

18.	Significant Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016		2015
Reclassification of long-term deferred income to short-term deferred income	~~W~~	—	~~W~~	869,046
Reclassification of long-term deferred income to other payables		4,699,300		—
Reclassification of advance payments to other intangible assets		8,635		5,942
Reclassification of long-term prepaid expenses to short-term prepaid expenses		74,238		9,667
Reclassification of long-term loan receivables to short-term loan receivables		6,667		2,222
Reclassification of advance payments to leasehold improvements		15,712		—

19.	Related Party Transactions

Details of the parent and subsidiaries as at December 31, 2016 are as follows:

2016
Parent company	GungHo Online Entertainment, Inc.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
NeoCyon, Inc.
Gravity Games Corp.

As at December 31, 2016 and 2015 the parent company is GungHo Online Entertainment, Inc. (percentage of ownership: 59.31%).

The subsidiaries as at December 31, 2016 and 2015 are as follows:

	Percentage of ownership (%)
	2016	2015
Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
NeoCyon, Inc.	96.11	96.11
Gravity Games Corp.	85.50	85.50

Sales and purchases with related parties for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
		2016				2015
		Sales		Purchases		Sales		Purchases
Parent company	GungHo Online Entertainment, Inc.	~~W~~	8,586,568	~~W~~	6,302	~~W~~	6,815,604	~~W~~	5,991
Subsidiaries	Gravity Interactive, Inc.		522,034		—		688,866		684
	NeoCyon, Inc.		517,932		2,678,066		539,996		615,390
	Gravity Games Corp.		8,348		—		22,871		—

		~~W~~	9,634,882	~~W~~	2,684,368	~~W~~	8,067,337	~~W~~	622,065

Outstanding balance of receivable and payable arising from sales and purchases of goods and services as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
		2016
		Receivables						Payables
		Trade receivables		Loans		Other receivables		Other payables		Other liabilities
Parent company	GungHo Online Entertainment, Inc.	~~W~~	756,121	~~W~~	—	~~W~~	35,912	~~W~~	3,024,317	~~W~~	—
Subsidiaries	Gravity Interactive, Inc.(*1)		2,715,048		3,542,120		96,646		6		—
	NeoCyon, Inc.		40,667		—		1,414,619		61,600		120,535
	Gravity Games Corp.(*2)		63		1,972,000		1,900,930		—		—

		~~W~~	3,511,899	~~W~~	5,514,120	~~W~~	3,448,107	~~W~~	3,085,923	~~W~~	120,535

(in thousands of Korean won)
		2015
		Receivables						Payables
		Trade receivables		Loans		Other receivables		Other payables		Other liabilities
Parent company	GungHo Online Entertainment, Inc.	~~W~~	759,032	~~W~~	—	~~W~~	37,375	~~W~~	2,880	~~W~~	4,699,300
Subsidiaries	Gravity Interactive, Inc.(*1)		2,274,997		2,381,300		9,000		6		—
	NeoCyon, Inc.		42,598		—		79,869		61,600		120,535
	Gravity Games Corp.(*2)		68		1,972,000		1,900,930		—		—

		~~W~~	3,076,695	~~W~~	4,353,300	~~W~~	2,027,174	~~W~~	64,486	~~W~~	4,819,835

(*1)	Interest income recognized in relation to the loans granted to Gravity Interactive Inc. for the year ended 2016 is ~~W~~123,898 thousand (2015: ~~W~~89,660 thousand). With respect to the loans, the Company recorded ~~W~~3,542,120 thousand as allowance for doubtful accounts as at December 31, 2016 (2015: ~~W~~2,381,300 thousand). Meanwhile, the allowance for doubtful accounts for the trade receivables as at December 31, 2016 and 2015 are ~~W~~2,330,225 thousand and ~~W~~1,715,070 thousand, respectively.
(*2)	The Company recorded allowances for doubtful accounts for the loans and accrued income of ~~W~~2,087,152 thousand as at December 31, 2016, and 2015. In addition, the Company recorded allowances for doubtful accounts for other receivables and advance payments of ~~W~~1,785,778 thousand as at December 31, 2016 and 2015, respectively. Related to these, the Company recognized reversal of allowance for doubtful accounts of ~~W~~48,104 thousand in 2015.

Fund transactions with related parties for the years ended December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
		2016
		Loan		Collection

Subsidiaries	Gravity Interactive, Inc.	~~W~~	1,160,820	~~W~~	—

(in thousands of Korean won)
		2015
		Loan		Collection

Subsidiaries	Gravity Interactive, Inc.	~~W~~	558,160	~~W~~	—

20.	Financial Instruments

(a) Fair value of financial instruments

There are no financial instruments that are subsequently measured at fair value as at December 31, 2016 and 2015.

(b) Maturity analysis of financial liabilities

Details of financial liabilities by contractual maturity as at December 31, 2016 and 2015 are as follows:

(in thousands of Korean won)
	2016
	Less than 3 months		3 months- 1 year		1 year- 5 years		Total
Other payables	~~W~~	5,055,315	~~W~~	3,728,779	~~W~~	—	~~W~~	8,784,094
Leasehold deposits received		—		—		120,535		120,535

	~~W~~	5,055,315	~~W~~	3,728,779	~~W~~	120,535	~~W~~	8,904,629

(in thousands of Korean won)
	2015
	Less than 3 months		3 months- 1 year		1 year- 5 years		Total
Other payables	~~W~~	1,007,053	~~W~~	797,298	~~W~~	—	~~W~~	1,804,351
Leasehold deposits received		—		—		120,535		120,535

	~~W~~	1,007,053	~~W~~	797,298	~~W~~	120,535	~~W~~	1,924,886

(c) Liquidity risk management

The ultimate responsibility for liquidity risk management rests with the Board of Directors that has established an appropriate liquidity risk management framework for the management of the Company’s short-term, mid-term and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves and banking facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

21.	Approval of the Issuance of financial statements

The non-consolidated financial statements of the Company for the year ended December 31, 2016 were approved by the Board of Directors on March 9, 2017